UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                      August 2,
2018

  Andrew Freedman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, New York 10019

          Re:     ProLung, Inc.
                  DFAN14A filed by Steven C. Eror et al.
                  Filed July 30, 2018
                  File No. 001-38362

                  Schedule 13D/A filed by Steven C. Eror et al.
                  Filed July 31, 2018
                  File No. 005-89411

  Dear Mr. Freedman:

          We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing(s) and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing(s) and any information provided in response to these comments, we may have additional comments.

  DFAN14A

  1. Participation in a group, as regulated under Section 13(d)(3), alone and without more, does not result in a group member being deemed to beneficially own another group member's shares. To the contrary, Rule 13d-5(b) of Regulation 13D-G operates to deem a group to have acquired the beneficial ownership of each of its members. Please revise to disclose the basis for one group member potentially being deemed to own another group member's shares, as stated at the end of the filing, or delete the reference, including the disclaimer.

  Schedule 13D/A

  2. The disclosure on pages 6 and 14 indicates Mr. Sokol beneficially owns approximately 7.1%
     of the outstanding shares. Mr. Sokol, however, did not report any transactions under Item
     5(c) in which beneficial ownership was acquired during the past 60 days. Prior to this filing, it does not appear Mr. Sokol had a Schedule 13G or 13D on file. Please advise us why not.
 Andrew Freedman, Esq.
August 2, 2018
Page 2


                                        *       *      *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202)
551-3266, with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions